SECURITIES AND EXCHANGE COMMISSION
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 15 May 2006	By
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2006

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (03 April 2006)	Company purchases its own securities through Goldman Sachs International. (20 April 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (04 April 2006)	Messrs Menezes and Proctor inform the Company of their beneficial ownership. (21 April 2005)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (05 April 2006)	Replacement of 21 April 2006 announcement. (21 April 2006)

Announcement	Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (10 April 2006)
Company purchases its own securities through Goldman Sachs International. (24 April 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (10 April 2006)	Company purchases its own securities through Goldman Sachs International. (25 April 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (11 April 2006)	Company release shares from treasury to satisfy grants made under employee share plans. (26 April 2006)

Announcement	Announcement
Lord Blyth and Nick Rose inform the Company their beneficial interests. (12 April 2006)	Messrs Fletcher, Williams and Proctor inform the Company of their beneficial interests. Company notified of transfer of shares by Employee Benefit Trust. Messers Walsh and Rose are potential beneficiaries of the trust. (26 April 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (13 April 2006)	Company purchases its own securities through Goldman Sachs International. (26 April 2006)

Information	Required by/when
Announcement	Announcement
Replacement of 12 April 2006 announcement. (18 April 2006)	Company release shares from treasury to satisfy grants made under employee share plans. (28 April 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International.. (19 April 2006)	Company purchases its own securities through Goldman Sachs International. (28 April 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:57 03-Apr-06
Number	9087A
Diageo plc
3 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 911.21 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 213,908,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,836,955,205.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 04-Apr-06
Number	9978A
Diageo plc
4 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 800,000 ordinary shares at a price of 900.77 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 214,708,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,836,178,439.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 05-Apr-06
Number	0779B

Diageo plc
5 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 800,000 ordinary shares at a price of 898.60 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 215,508,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,835,396,700.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:50 10-Apr-06
Number	PRNUK-1004

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 April 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 April 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’)were allocated Ordinary Shares on 10 April 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21

Name of PDMR	Number of Ordinary Shares
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.01.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	290,909
P S Walsh	762,995

Name of PDMR
S Fletcher	107,335
J Grover	151,976
A Morgan	141,467
G Williams	186,227*

*	(of which 5,423 are held in the form of American Depository Shares (‘ADS’)).
1 ADS is the equivalent of 4 Ordinary Shares.
2. It received notification on 10 April 2006 from Lord Blyth, a director of the Company, that he has purchased 1,103 Ordinary Shares on 10 April 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.01.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 124,134.

3. It received notification on 10 April 2006 from Todd Stitzer, a director of the Company, that he has purchased 110 Ordinary Shares on 10 April 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.01.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,779.
10 April 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 10-Apr-06
Number	3270B
Diageo plc
10 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 725,000 ordinary shares at a price of 900.61 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 216,233,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,834,712,896.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 11-Apr-06
Number	4032B
Diageo plc
11 April 2006

Diageo plc (‘the Company’) announces that it has today purchased through Goldman Sachs International 85,000 ordinary shares at a price of 889.49 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 216,318,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,834,627,896.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:45 12-Apr-06
Number	PRNUK-1204

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that it received notification today that the following directors, as participants in the Diageo Dividend Reinvestment Plan (the ‘Plan’) received ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of the interim ordinary paid on 6 April 2006 as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	1,605
N C Rose	3,718
The Ordinary Shares were purchased on 6 and 7 April 2006 (with a settlement date of 12 April 2006) at a price of £9.014.
As a result of the above transaction, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) have increased as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	125,739
N C Rose	294,627

12 April 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:56 13-Apr-06
Number	5568B
Diageo plc
13 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 887.69 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 217,843,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,833,129,474.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares-Rep
Released	17:55 18-Apr-06
Number	6315B
Transaction in Own Shares – Replacement
Diageo plc
18 April 2006
The following replaces the announcement released on 12 April 2006 at 17.58 RNS No: 4799B
Please note that the announcement on 12 April 2006 stated that the share purchase was executed for the purpose of satisfying options granted under the Company’s employee share plans. However, this is not correct as the shares were purchased for the purpose of Diageo’s ongoing share repurchase programme. The full amended text appears below.

Diageo plc announces that it has today purchased through Goldman Sachs International 775,000 ordinary shares at a price of 888.74 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 217,093,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,833,879,474.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:06 19-Apr-06
Number	7073B
Diageo plc
19 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 895.36 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 219,243,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,831,732,057.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:02 20-Apr-06
Number	7792B
Diageo plc
20 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 912.85 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 219,993,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,830,982,057.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:16 21-Apr-06
Number	PRNUK-2104

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification below was received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that on 20 April 2006 it received notification that the following Persons Discharging Managerial Responsibilities (‘PDMR’), acquired American Depository Shares (‘ADS’) as a result of the reinvestment of the Company’s interim dividend paid on 12 April 2006 on their holdings in the Diageo US Sharevalue Plan:

Name of PDMR	Number of ADSs
I Menezes	28
T Proctor	15
The ADSs were purchased on 12 April 2006 at a price of $62.73 per ADS.
As a result of the above transaction, the interests of Mr Menezes and Mr Proctor in the Company’s Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) have increased as follows:

Name of PDMR	Number of Ordinary Shares
I Menezes	240,854*

Number of ADSs
T Proctor	51,620

*	Of which 36,964 are held in the form of ADS. 1 ADS is the equivalent of 4Ordinary Shares.
21 April 2006
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares-Amd
Released	18:27 21-Apr-06
Number	8489B
Transaction in Own Shares – Replacement
Diageo plc
21 April 2006
The following replaces the announcement released on 21 April 2006 at 17.59 RNS No: 8477B
Please note that the previous announcement on 21 April 2006 incorrectly stated that the share purchase price was 917.20 pence per share. The correct price was 917.13 pence per share. The full amended text appears below.
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 917.13 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 220,743,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,830,232,057.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:07 24-Apr-06
Number	9173B
Diageo plc
24 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 913.42 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 221,443,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,829,532,057.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 25-Apr-06
Number	9886B
Diageo plc
25 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 917.88 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 222,143,111 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,828,832,057
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 26-Apr-06
Number	PRNUK-2604

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10,769 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 903 pence per share.
Following this release, the Company holds 222,132,342 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,828,842,826.
26 April 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding

Released	15:22 26-Apr-06
Number	PRNUK-2604

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications in paragraphs numbered 1, 2 and 3 below were received under Paragraph 3.1.2 of the Disclosure Rules. The notification in paragraph numbered 4 below was received under Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces receipt of the following notifications.
1. On 25 April 2006 from Mr SR Fletcher, a Person Discharging Managerial Responsibilities (‘PDMR’), that on 19 April 2006, he acquired 86 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) at a price of £ 8.795 per Ordinary Share, as a result of the reinvestment of the Company’s interim dividend paid on 6 April 2006 on his Ordinary Shares held within an Individual Savings Account.
2. On 26 April 2006 from Mr G Williams, a PDMR, that on 24 April 2006, he exercised options over 107,293 Ordinary Shares granted on 12 September 2001 at a price per Ordinary Share of £6.87 under the Company’s Senior Executive Share Option Plan and sold 105,000 Ordinary Shares at a price of £9.10 per Ordinary Share.
Mr Williams retained beneficial ownership of the balance of 2,293 Ordinary Shares.
3. On 26 April 2006 from Mr TD Proctor, a PDMR, that, on 25 April 2006, he sold 24,600 American Depository Shares in the Company (‘ADS’)* at a price of US$65.80 per ADS.
As a result of the above transactions, the PDMRs’ interests in Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) is as follows.

Name of PDMR	Number of Ordinary Shares
Mr Fletcher	107,421
Mr Williams**	188,520

Number of ADS
Mr Proctor	27,020

*	(1 ADS is the equivalent of 4 Ordinary Shares. ** Of which 5,423 are held in the form of ADS.)

4. On 25 April 2006 from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Trust’) that they had, on 25 March 2006, transferred 7,404 Ordinary Shares to a beneficiary of the Trust upon release of an award under the Company’s Long Term Incentive Plan, now called the Total Shareholder Return Plan (the ‘Plan’) that was approved by shareholders on 11 August 1998. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Plan.
As a result of this transaction the total holding of the Trust amounts to 6,460,442 Ordinary Shares.
Directors of the Company who are potential beneficiaries of the Trust are Mr PS Walsh and Mr NC Rose.
26 April 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:13 26-Apr-06
Number	0712C
Diageo plc
26 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 918.37 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 222,832,342 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,828,142,826.
     END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:00 28-Apr-06
Number	PRNUK-2804

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,090 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 903 pence per share.
Following this release, the Company holds 223,529,252 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,827,445,916.
28 April 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 28-Apr-06
Number	2409C
Diageo plc
28 April 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 904.99 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 224,229,252 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,826,745,916.
END